FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT

This **FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT** (herein referred to as the "First Amendment") is entered into by and between KW Funds-One Technology, LLC, a Delaware limited liability company ("Seller") and HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership ("Buyer").

PREMISES:

WHEREAS, Seller and Buyer executed that certain Purchase and Sale Agreement, dated effective September 15, 2015, (the "Agreement"), regarding that certain tract of land locally known as One Technology Center, 7411 John Smith Drive, San Antonio, Texas 78229; and

WHEREAS, Seller and Buyer desire to amend the Agreement as provided below and further desire to clarify certain matters set forth in the Agreement.

AGREEMENT:

NOW, THEREFORE, for and in consideration of the foregoing premises, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer do hereby amend the Agreement as follows:

1. **PURCHASE PRICE.** The Purchase Price, defined in Section 2.1 of the Agreement, is hereby modified and reduced so that the Purchase Price for the Property shall be the sum of **NINETEEN MILLION FIVE HUNDRED SEVENTY-FIVE THOUSAND and No/100 Dollars ($19,575,000.00)**, instead of the amount of Twenty Million Fifty Thousand and No/100 Dollars ($20,050,000.00). All references in the Agreement to the Purchase Price shall be deemed a reference to the Purchase Price as amended in this First Amendment.

2. **APPROVAL PERIOD.** Seller and Buyer hereby acknowledge and agree that the Approval Period has expired.

3. **SECTION 4.4 (VII).** Section 4.4(vii) of the Agreement is hereby amended in its entirety to read:

   *"to Seller's actual knowledge, except for (a) those tenants in possession of the Property under written leases for space in the Property, as shown on the rent roll attached hereto as **Exhibit G** (the "**Rent Roll**") and (b) the rights of Babcock Billiards, Inc., (its successors or assigns) under that certain Parking Agreement dated effective October 1, 2011, a copy of which is attached hereto and made a part hereof as Exhibit 1, there are no parties in possession of, or claiming any possession to, any portion of the Property;"*

4. **NO FURTHER CONTINGENCIES.** Buyer (i) acknowledges and agrees that it has accepted the Title Commitment and the Existing Survey and (ii) hereby waives any and all further contingencies set forth in the Agreement.

5. **REMAINING TERMS.** It is agreed and understood that the aforesaid Agreement shall remain in full force and effect without modification except as expressly set forth herein. Accordingly, all remaining terms, conditions, and provisions of such Agreement shall remain unchanged in full force and effect. All defined terms in the Agreement shall have the same meaning herein, unless otherwise

amended. Whenever the provisions of this First Amendment are inconsistent with the terms and conditions of the Agreement, the provisions herein shall control.

6. COUNTERPART EXECUTION; FACSIMILE AND ELECTRONIC SIGNATURES. This First Amendment may be executed in multiple counterparts, each of which shall be fully effective as an original, for which together shall constitute only one (1) instrument. This First Amendment may be transmitted by the parties via facsimile and/or electronic mail and a faxed or electronically transmitted signature shall have the same validity as an original signature and shall be sufficient to evidence the binding agreement of each party to the terms herein.

[SIGNATURES OF SELLER AND BUYER ARE ON THE FOLLOWING PAGES]

IN WITNESS WHEREOF, Seller has executed this First Amendment to be effective as of the 08 day of October, 2015.

SELLER:

KW Funds-One Technology, LLC, a Delaware limited liability company

By: KW Fund I – One Tech, LLC
a Delware limited partnership,
its manager

By: KWI Property Fund I, L.P.,
a Delaware limited partnership,
its sole member

By: Kennedy-Wilson Property Services, Inc., a Delaware corporation, its sole general partner

By: [signature]
Name: John Prabhu
Title: Vice President

By: KW Fund II – One Tech, LLC
a Delaware limited partnership,
its manager

By: KW Property Fund II, L.P.,
a Delaware limited partnership,
its sole member

By: Kennedy-Wilson Property Services, Inc.,
a Delaware corporation,
its sole general partner

By: [signature]
Name: John Prabhu
Title: Vice President

[SIGNATURE CONTINUES ON THE FOLLOWING PAGE]

3

IN WITNESS WHEREOF, Buyer has executed this First Amendment to be effective as of the 08 day of October, 2015.


BUYER:

HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership

By: Hartman XX REIT GP, LLC,
        a Texas limited liability company,
        its sole general partner

By: _____
        Allen R. Hartman, President


[END OF SIGNATURES]

AUS-6174227-2

EXHIBIT 1

Parking Agreement

[See Attached]

AUS-6174227-2

COPY

PARKING AGREEMENT

This Parking Agreement (the "Agreement") is by and between KW Funds-One Technology, LLC ("KW Funds") and Babcock Billiards, Inc. ("Babcock Billiards") (individually, a "Party"; collectively, the "Parties"). It is effective October 1, 2011 (the "Effective Date").

WHEREAS, KW Funds owns the property located at 7411 John Smith Road, San Antonio, Texas, and Babcock Billiards owns adjacent property located at 2535 Babcock Road, San Antonio, Texas; and

WHEREAS, the Parties desire to allow access to portions of their respective parking areas for use by the other Party and the other Party's respective tenants, guests, and invitees;

NOW, THEREFORE, KW Funds and Babcock Billiards agree:

1.   Throughout the Term, KW Funds and its tenants, guests, and invitees are hereby authorized to utilize the Babcock Billiards parking area highlighted on **Exhibit A**, containing approximately seventy (70) parking spaces, from 8:00 o'clock a.m. to 6:00 o'clock p.m. Mondays through Fridays.

2.   Throughout the Term, Babcock Billiards and its tenants, guests, and invitees are hereby authorized to utilize up to seventy (70) parking space in the KW Funds parking area highlighted on **Exhibit B**, from 7:00 o'clock p.m. to 7:00 o'clock a.m. Mondays through Sundays.

3.   The Term of this Agreement shall be from the Effective Date to December 31, 2017, unless sooner terminated. This Agreement is terminable by either Party upon six (6) months' written notice.

4.   KW Funds shall pay to Babcock Billiards the sum of $15,000.00 per year (the "Annual Fee") throughout the Term of this Agreement, beginning on the Effective Date and payable each September 1st during the Term. If this Agreement is terminated during a year (the "Termination Year") on any date other than an anniversary date of the Effective Date, Babcock Billiards shall refund to KW Funds that pro rata portion of the Annual Fee for the Termination Year applicable to the time after the termination date. For clarification and by way of example, if this Agreement is terminated on January 1st of any year, Babcock Billiards shall be entitled to only that portion of the Annual Fee applicable to the time period beginning September 1 of the previous calendar year and ending on the termination date. KW Funds would be entitled to a pro rata refund for the time period January 1 to August 31 of the Termination Year.

5.   Within sixty (60) days of the Effective Date, KW Funds will cause the Babcock Billiards parking area highlighted on **Exhibit A** to be striped.

6. Each of the Parties hereby agree to hold harmless and indemnify the other Party and such other Party's agents, employees, managers, administrators, legal representatives, or assigns (the "Indemnitees") from and against any and all claims, demands, causes of action, costs and expenses (including actual attorney's fees incurred) relating to, arising from, or in any way connected with the indemnifying Party's negligent or intentional conduct relating to the parking areas made the subject of this Agreement.

7. This Agreement is strictly conditioned on KW Funds entering into a new written lease with Galen Health Institute, Inc., by June 1, 2011. If KW Funds and Galen Health Institute, Inc., have not entered into a new written lease on or before June 1, 2011, this Agreement shall be of no force or effect.

AGREED AND EXECUTED ON THE DATE SET FORTH BESIDE EACH SIGNATURE BELOW, BUT EFFECTIVE AS OF THE EFFECTIVE DATE

Babcock Billiards, Inc.

By: [signature]



Its: President

KW Funds-One Technology, LLC

By: [signature]

Jeff Bomer, Its Vice-President

PARKING AGREEMENT

EXHIBIT A

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PARKING AGREEMENT

EXHIBIT A

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